February 17, 2012

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 8, 2011
File No. 001-32221
Response to Staff Comment Letter dated January 3, 2012

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February 3, 2012 regarding the Company’s responses dated January 17, 2012, to the Staff’s January 3, 2012 letter, and December 22, 2011, to the Staff’s December 2, 2011 letter, concerning the Company’s annual report on Form 20-F filed on April 8, 2011, as amended on September 8, 2011 (the “2010 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 and 2 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2010 Form 20-F.

SEC Comment No. 1.

Report on Form 6-K filed May 2, 2011
Report on Form 6-K filed May 11, 2011

1)      We note your response to our prior comment 2. You indicate in your response that the R$56,760 adjustment that was recognized as a result of the implementation of the new system is not material to total assets, revenues, shareholders’ equity, or net income for the nine months ended September 30, 2011. However, since the new system was implemented in the first quarter of 2011 it appears that this adjustment was primarily related to the company’s prior period results. Accordingly, we believe the materiality of this adjustment should also be evaluated with respect to your results of operations for the fiscal year ended December 31, 2010 since it appears that the majority of this adjustment would relate to this prior period. Please provide us with your detailed materiality analysis with respect to this adjustment on your results of operations for 2010 on both a pre-tax and post-tax basis. Alternatively, please revise to reflect this adjustment as the correction of an error in your 2010 financial statements.

Mrs. Linda Cvrkel	February 17, 2012

Response to Comment No. 1.

We respectfully advise the Staff that, as discussed in our previous responses, we are unable to determine the period-specific effects of the adjustment for the periods prior to January 1, 2011. Therefore, we are unable to allocate these effects between the years ended December 31, 2010 and prior periods. We do not believe that the error solely relates to 2010, but rather it is an error that has accumulated over time.

Pursuant to paragraph 44 of IAS 8, in this situation, the Company understands that it would be required to “restate the opening balances of assets, liabilities and equity for the earliest period for which retrospective restatement is practicable (which may be the current period).” Since the Company is unable to allocate the error to periods prior to January 1, 2011, the Company understands that the restatement would be applied to the January 1, 2011 opening balances. Furthermore, the Company would be required to reverse the effects of this charge that were recorded in its results of operations for the nine months period ended September 30, 2011. However, as we discussed in our response to the Staff’s previous Comment No. 2, we believe that the effects of this error are not material to the Company’s financial statements as of January 1, 2011 and for the nine months period ended September 30, 2011.

We have also considered the qualitative factors included in SAB 99 and concluded as follows: the adjustment does not (i) mask a change in earnings or other trends, (ii) hide a failure to meet analysts’ consensus expectations for the Company, (iii) change a loss into income or vice versa, (iv) affect the Company’s compliance with regulatory requirements, (v) affect the Company's compliance with loan covenants or other contractual requirements, or (vi) have the effect of increasing management's compensation. We are not aware of any other qualitative factors relevant to our specific facts and circumstances that should be considered in making this determination.

As requested by the Staff, we included a materiality analysis for the year ended December 31, 2010 in Exhibit A to this letter.

As discussed above, this error has accumulated over time and the Company was unable to allocate the error to the prior periods. Consequently, the Company does not believe that it would be appropriate to correct this error in its results of operations for the year ended December 31, 2010. Since the Company (i) believes that the adjustment is not material to its financial statements as of January 1, 2011 and for the nine months period ended September 30, 2011, and (ii) does not expect that this error will be material for the year ended December 31, 2011, the Company has treated this error as an immaterial adjustment in its financial statements for the nine-month period ended September 30, 2011.

Mrs. Linda Cvrkel	February 17, 2012

SEC Comment No. 2.

2)      As part of your response, you should also explain in further detail your revenue recognition policy for advance ticket sales which expire unused.

Response to Comment No. 2.

We advise the Staff that passenger revenue is recognized when the air transport service is rendered to the passenger. Advance ticket sales are recorded as deferred revenue, net of the Company’s expectation of tickets that will expire unused based on historical experience, which is recorded as revenue. At the end of each month, the Company records a “true-up” adjustment to adjust the deferred revenue based on actual expired tickets. The Company advises the Staff that this treatment is consistent with industry practice.

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Mrs. Linda Cvrkel	February 17, 2012

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Leonardo Porciúncula Gomes Pereira
Gol Linhas Aéreas Inteligentes S.A.
By: Leonardo Porciúncula Gomes Pereira
Title: Executive Vice President, Chief Financial and Investor Relations Officer

cc: Heather Clark, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP

Mrs. Linda Cvrkel	February 17, 2012

Exhibit A

Materiality Analyses	In thousands of Brazilian Reais
12/31/10
Consolidated total assets	9,063,847
Error impact on a net of tax basis	0.41%

Shareholder´s equity	2,929,169
Error impact on a net of tax basis	1.25%

Consolidated sales and service revenues	6,979,122
Error impact on a net of tax basis	0.54%

Net income before taxes	386,496
Error impact on a net of tax basis	9.69%

Net income	214,197
Error impact on a net of tax basis	17.49%